Exhibit 99.1

Pembina Pipeline Corporation Announces Closing of $1.0 Billion Public Note Offering

CALGARY, AB, Dec. 10, 2021 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) is pleased to announce that it has closed its previously announced offering of $1.0 billion of senior unsecured medium-term notes (the "Offering"). The Offering was conducted in two tranches consisting of $500 million principal amount of senior unsecured medium-term notes, series 17 (the "Series 17 Notes") having a fixed coupon of 3.53% per annum, paid semi-annually, and maturing on December 10, 2031; and $500 million principal amount of senior unsecured medium-term notes, series 18 (the "Series 18 Notes") having a fixed coupon of 4.49% per annum, paid semi-annually, and maturing on December 10, 2051.

The Offering was announced on December 8, 2021. The Series 17 Notes and Series 18 Notes were offered through a syndicate of dealers under Pembina's short-form base shelf prospectus dated November 29, 2021, as supplemented by related pricing supplements dated December 8, 2021.

The net proceeds will be used to repay indebtedness of the Company under its unsecured $2.5 billion revolving credit facility, as well as for general corporate purposes.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes in any jurisdiction. The notes being offered have not been approved or disapproved by any regulatory authority. The notes have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold within the United States.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; and is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services.
  Investors receive sustainable industry-leading total returns.
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and inclusive work culture.
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "intend", "will", "shall", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements relating to the Offering, including the expected use of the net proceeds of the Offering. These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, including: oil and gas industry exploration and development activity levels and the geographic region of such activity; that favourable market conditions exist, and that Pembina has available capital, for share repurchases; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; and certain other assumptions in respect of Pembina's forward-looking statements detailed in Pembina's Restated Annual Information Form for the year ended December 31, 2020 (the "AIF") and Restated Management's Discussion and Analysis for the year ended December 31, 2020 (the "Annual MD&A"), which were each filed on SEDAR on November 18, 2021, in Pembina's Management's Discussion and Analysis for the three and nine months ended September 30, 2021 (the "Interim MD&A") and from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the oil and natural gas production industry and related commodity prices; nonperformance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide; risks relating to the current and potential adverse impacts of the COVID-19 pandemic; the ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; and certain other risks and uncertainties detailed in the AIF, Annual MD&A, Interim MD&A and from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com. In addition, the closing of the Offering may not be completed, or may be delayed, if the conditions to the closing of the Offering are not satisfied on the anticipated timeline or at all.  Accordingly, there is a risk that the Offering will not be completed within the anticipated time, on the terms currently proposed, or at all. The intended use of the net proceeds of the Offering by Pembina may change if the board of directors of Pembina determines that it would be in the best interests of Pembina to deploy the proceeds for some other purpose and there can be no guarantee as to how or when such proceeds may be used.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

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SOURCE Pembina Pipeline Corporation

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%CIK: 0001546066

For further information: Investor Relations, Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 10:32e 10-DEC-21